June 27, 2005

Via EDGAR and Courier
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Barbara Jacobs, Assistant Director
           Rebekah Toton, Examiner
           Stephen Krikorian, Branch Chief - Accounting
           Melissa Rocha, Accounting Examiner

Re:  IQ Biometrix Inc.
        Amendment No. 5 to Registration Statement on Form S-4
        Filed June 20, 2005
        File No. 333-124027

Ladies and Gentlemen:

      This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letters from the Staff to IQ Biometrix, Inc. (the "Company") dated June 23, 2005 regarding the above-referenced Registration Statement on Form S-4 (as amended) (the "Registration Statement").

      For your convenience, we have included each of the Staff's comments in italics before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require.

      Pursuant to our conference call on Friday June 24, 2005, this comment letter addresses the two remaining outstanding comments which were set forth as Items 1 and 4 of the SEC's letter dated June 23, 2005.


SEC Letter Dated June 23, 2005

Amendment No. 5 to Form S-4

Prior Comment 3

Staff Comment 1:

We note your response to prior comment no. 3. Based on your revised disclosures you indicate that "the combined resources should be devoted exclusively to the development and sales of Wherify's products." Clarify whether this statement means that you are simply disposing the IQB business entirely and have no plans to sell the unit or its underlying products. If so, tell us what consideration you gave to whether this strategy represents a "discontinuance of operations" for IQB by analogy to paragraph 32 of SFAS 144. That paragraph refers to instances when the acquiring entity intents to sell an acquired operating unit. In your case, it appears that you will "abandon" the acquired company instead of "selling" the unit to a third party. If this event does qualify as a discontinued operations, pro forma financial statements for IQB should be provided for all periods presented showing the discontinuance of operations.

Response:

We didn't mean "exclusively" except in the sense that the resources devoted to IQB's product in the future will not be significant or substantial. There has been no decision to abandon the IQB FACES product, therefore, `discontinued operation' is not applicable. The basis for not making the decision at the present time and the supporting evidence are as follows:

1. The FACES product line potential is dwarfed by the huge potential inherent in the Wherify product line.

2. The contacts and relationships built over the years at the national, international and state levels in the Government, management believes, are better suited to apply to the Wherify product line vs. the FACES product line.

3. The FACES product line has not been evaluated for its future potential given managements decision that it could best maximize shareholder value by having, as its focus, the completion of the merger with Wherify.


During the time that the definitive agreement and the plan for the merger was under consideration, it became readily apparent to both IQB's and Wherify's management teams that, given the significant momentum and upside potential that Wherify had achieved in developing and marketing its new product line, the value of FACES operations was clearly minimal in comparison.

Continuing from that time a year ago, to the present, the senior management at IQB realized the potential value of the merger with Wherify. Therefore, IQB devoted a material amount of time and resources to consummate the merger. It has been clear throughout this process that the merger would best serve the primary objective of maximizing shareholder value to the IQB shareholders.

As a result, FACES, while still operating, did not justify the resource allocation required to fully mature its potential. Specifically, there was a small amount of research and development resources allocated to the product. The basis for this decision was that the sales in the prior years of the product were minimal.

As management has stated previously, there is a great deal of respect for FACES within the law enforcement and public safety communities. One probable, and significant, rationale for the lack of sales is that the decision to purchase FACES is, basically, a decision made at the local level. The vast weight of political, governmental and strategic contacts developed by the IQB senior management was at the regional, national and international level.

Therefore, faced with a product that was only minimally received and limited sales, IQB's senior management saw the opportunity to leverage its existing contacts and network through the merger with Wherify to drive shareholder value. Wherifys product line, as viewed by both IQB and Wherify senior management, has the potential of being a much better strategic fit than FACES has proven to be.

We anticipate that after the merger, FACES will be evaluated to determine if 1). FACES is viable as a division within Wherify, 2) FACES is sold for some nominal amount, or 3) FACES is shut down and discontinued.

Several factors have restrained the commercialization of FACES and will need to be considered as part of this post-merger decision.

All versions of FACES issued to date have been developed in an old proprietary programming language. This has severely limited the company's ability to plan for and introduce software upgrades.

IQB's executive team has been focused on completing the merger. Prior to the merger, initial efforts to recreate some of the software's complex functions were unsuccessful and costly. Therefore, they have not applied the same amount of resources (personnel or financial) to oversee the reprogramming of FACES in a standard language. Presently, it is still unknown how long it will take to re-architect the software and the associated costs.

The lack of confirmation of our ability to move ahead on next generation products has effectively stalled IQB in discussions with potential FACES licensing and distribution partners. It has also barred IQ Biometrix from creating an SDK (Software Developer Kit) that would allow the technology to be maximally integrated into broader law enforcement solutions and higher level sales into the federal and state agencies.



Prior Comment 3

Staff Comment 4:

We note your response to the prior comment no. 5 and agree with the manner in which you calculate the fair value of Wherify's shares of common stock using the fair market value of the IQB's shares of common stock. We believe the calculated value does represent fair value of Wherify notwithstanding the merger. The consummation of the merger would not change the fair value of Wherify's common stock for the issuances that have already occurred (i.e., issuances on December 20, 2004 and January 19, 2005). Clarify why you believe that "there was no intrinsic value associated with the conversion feature" as stated in your June 7, 2005 response letter. Based on your analysis, it appears that there was an intrinsic value on the commitment date. In this regard, since the exchange ratio has been agreed to, the ratio should translate into the fair value of Wherify's common stock. Clarify why the beneficial conversion is being recorded upon the consummation of the merger instead of upon the commitment date. That is, indicate whether the right to convert is contingent in form upon the completion of this merger. The substance as referred to in earlier responses does not alter the legal rights of the convertible preferred stockholder. If holders of the preferred stock can convert at any time, the beneficial conversion element should be recorded at the commitment date.

Response:

We have updated the financial statements to reflect that beneficial conversion feature is recorded as of the commitment date. The updated financial statements are included in Exhibit A which contains the changed financials for June 30, 2004, Exhibit B which contains the changed financials for March 31, 2005 and Exhibit C which contains the updated pro forma statements. We have only included statements or footnotes which would change from the previous filing.


         We trust that you will find the foregoing responsive to the comments of the Staff Comments or questions regarding this letter or the Registration Statement may be directed to the undersigned or Alisande M. Rozynko at 415-495-8900.

Sincerely,


/s/ Michael Walsh
----------------------------------------
Michael Walsh,
Chief Financial Officer



Enclosures
cc:      Alisande M. Rozynko
         The Crone Law Group LLP

                                    EXHIBIT A

                             WHERIFY WIRELESS, INC.
                             STATEMENT OF OPERATIONS

                                                        Year Ended June 30,
                                                       2004            2003
                                                   ------------    ------------
REVENUE                                            $     80,341    $  1,165,178
COST OF SALES                                           440,382       2,175,458
                                                   ------------    ------------
GROSS LOSS                                             (360,041)     (1,010,280)
                                                   ------------    ------------
OPERATING EXPENSES:
  General and administrative                          6,439,950       7,949,092
  Rent expense payable to related party               1,436,341       1,174,535
  Depreciation and amortization                         248,687         315,424
                                                   ------------    ------------
  TOTAL OPERATING EXPENSES                            8,124,978       9,439,051
                                                   ------------    ------------
LOSS FROM OPERATIONS                                 (8,485,019)    (10,449,331)
  Interest expense                                     (132,043)        (15,251)
  Interest and other income                              19,117           7,041
                                                   ------------    ------------
NET LOSS                                           $ (8,597,944)   $(10,457,541)
Deemed dividend on preferred stock                   13,004,245              --
                                                   ------------    ------------
NET LOSS AVAILABLE TO COMMON SHAREHOLDERS          $(21,602,189)   $(10,457,541)
                                                   ============    ============

Basic and diluted net loss available to
 common shareholders per share                     $      (7.32)   $      (3.95)
Weighted average number of shares outstanding         2,949,318       2,647,000

               See accompanying summary of accounting policies and
                         notes to financial statements.


                             WHERIFY WIRELESS, INC.
                       STATEMENT OF STOCKHOLDERS' DEFICIT
                       Years Ended June 30, 2003 and 2004

                                         Convertible
                                       Preferred Stock                  Common Stock                              Total
                                  -------------------------       -----------------------     Accumulated     Stockholders'
                                   Shares         Amount           Shares         Amount        Deficit          Deficit
                                  ---------------------------------------------------------------------------------------
BALANCE--JUNE 30, 2002            2,225,890    $ 21,642,729       2,629,726   $    139,173   $(23,823,702)   $ (2,041,800)
Issuance of Series C
Convertible Preferred Stock
for cash                            642,413       6,151,493              --             --             --       6,151,493
Exercise of common stock
options at average exercise
price of $1.50 per share                 --              --          15,000         22,500             --          22,500
Issuance of common stock
with fair value of $1.50 for
services                                 --              --         300,000        450,000             --         450,000
Net loss                                 --              --              --             --    (10,457,541)    (10,457,541)
                                  ---------------------------------------------------------------------------------------
BALANCE--JUNE 30, 2003            2,868,303      27,794,222       2,944,726        611,673    (34,281,243)     (5,875,348)
                                  ---------------------------------------------------------------------------------------
Issuance of Series C              1,191,108       6,372,000                                                     6,372,000
Convertible Preferred Stock
for cash
Conversion of note payable
and interest for Series C
Convertible Preferred Stock
at $7.50 per share                  139,466       1,045,995                                                     1,045,995
Conversion of invoice
payable and interest for
Series C Convertible
Preferred Stock at $15.00
per share                            13,369         200,535                                                       200,535
Beneficial conversion
feature embedded in
preferred stock                                                                                13,004,245      13,004,245
Deemed dividend on preferred
stock                                                                                         (13,004,245)    (13,004,245)
Issuance of Common Stock for
services at $1.50                                                    11,000         16,500                         16,500
Net loss                                                                                       (8,597,944)     (8,597,944)
                                  ---------------------------------------------------------------------------------------

BALANCE--JUNE 30, 2004            4,212,246    $ 35,412,752       2,955,726   $    628,173   $(42,879,187)   $ (6,838,262)
                                 ========================================================================================

                 See accompanying summary of accounting policies
                       and notes to financial statements.

NOTE 8--CONVERTIBLE PREFERRED STOCK

         As of June 30, 2004, Preferred Stock consists of the following:

                           Issued and
             Authorized   Outstanding
               Shares       Shares        Value
             ----------   -----------  -----------
Series A     1,140,423     1,140,423   $ 8,553,413
Series B       555,383       555,382     5,137,284
Series C     2,900,000     2,516,440    21,722,055

         The holders of Convertible Preferred Stock have certain rights as follows:

Voting

      Each holder of the Series A, B and C Stock is entitled to a number of votes equal to the number of shares of common stock into which the shares could be converted. As of June 30, 2004, holders of Series A, B and C are entitled to one vote for each share of Preferred A, B or C they hold.

      Notwithstanding the provisions of the paragraph above, at each annual or special meeting called for the purpose of electing directors, the holders of Series A, B and C, all voting together as a single class on an as-converted basis, shall be entitled to elect two members of the Board of Directors and the holders of the common stock, voting as a single class, shall be entitled to elect the remaining members of the Board of Directors.

Dividends

      Holders of Series A, B and C are entitled to a non-cumulative dividend, when and if declared by the Board of Directors, at the rate of $0.75 per share per annum for Series A, $0.925 per share per annum for Series B, and $1.50 per share per annum for Series C prior and in preference to any distribution on the common stock. Through June 30, 2004 the Board of Directors has declared no dividends.

Liquidation

      In the event of any liquidation, change in control, dissolution or winding up of Wherify, the holders of the Series A, B and C shall be entitled to receive, prior and in preference to any distribution to the holders of the common stock, an amount per share equal to $7.50 per share for Series A, $9.25 per share for Series B and $15.00 per share for Series C, plus an amount equal to all accrued but unpaid dividends on such shares. Any amounts remaining after such distribution shall be distributed ratably to the holders of common stock.

Conversion

      Each share of Series A, B and C is convertible, at the option of the holder into common stock, according to a conversion ratio, subject to adjustments for dividends, splits, subdivisions, combinations, consolidation of common stock, distributions, reclassification, exchange and substitution. As of June 30, 2004, the each holder of Series A, B and C is entitled to one share of common stock for each share of Series A, B or C they hold. Each share of Series A, B and C automatically converts into the number of shares of common stock at the then effective conversion rate upon the earlier of: (i) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of Wherify to the public with aggregate proceeds to Wherify in excess of $10,000,000 and (ii) the affirmative vote or written consent of a majority of the outstanding shares of such Series A, B and C.

      At June 30, 2004 Wherify reserved a total of 4,212,246 shares of common stock for the conversion of Series A, B, and C Convertible Preferred Stock.

Issuance

      Series A Convertible Preferred stock was sold from June 1999 through February 2003 for $7.50 per share.

      Series B Convertible Preferred stock was sold from April 2000 through December 2000 for $9.25 per share.

      Series C Convertible Preferred stock was sold from August 2001 through June 2002 for $15 per share.

         In fiscal 2003, Wherify sold 642,413 shares of Series C Convertible Preferred stock for proceeds of $6,151,485.

      In fiscal 2004, Wherify sold 1,191,108 shares of Series C Convertible Preferred stock for proceeds of $6,372,000, issued 139,466 shares of Series C Convertible Preferred stock for a note payable and accrued interest totaling $1,045,995, and issued 13,369 shares of Series C Convertible Preferred stock for accounts payable totaling $200,535.

      From August 2001 through April 2004, Wherify issued shares of its Convertible Series C Preferred Stock at prices between $5.00 and $15.00 per share. These shares are convertible upon closing of the merger with IQ Biometrix and each common share will then be exchanged for 4.80 shares of IQ Biometrix common stock. The common stock was valued using Black-Scholes using the price of the IQ Biometrix common stock on the date the preferred stock was issued. The IQ Biometrix stock ranged between $0.64 and $6.20 per share. The beneficial conversion feature related to the Wherify Series C Preferred shares was calculated at each issuance date by taking the total Wherify Series C shares sold and multiplying it by 4.80 (the conversion ratio to be used to convert Wherify shares into IQB shares) and then dividing that number of shares (total shares to be converted) into the total proceeds received for the Wherify Series C shares. This resulted in the conversion price. The conversion price was compared to IQB's common stock closing trading price on each issuance date. The difference between the conversion price and the common stock price on each issuance date was multiplied by the number of shares to be converted resulting in an intrinsic value of $13.0 million. This amount represents the beneficial conversion feature of the preferred stock and was deemed a dividend, but there is no net effect to the balance sheet or statement of stockholders deficit.

NOTE 14--RESTATEMENT

      In December 2004, errors resulting in an understatement of revenue and accounts receivable for the year ended June 30, 2004 were discovered by management. A flaw in Wherify's billing system caused earned revenue of $88,715 to be unbilled. Accordingly, adjustments have been made as of June 30, 2004 and the year then ended, to increase revenue and accounts receivable by $88,715.

In addition, the Series C preferred stock warrants fair value is now presented as a deemed dividend for their fair value (see Note 8).


                                    EXHIBIT B

                             WHERIFY WIRELESS, INC.
                             STATEMENT OF OPERATIONS
                                  (UNAUDITED)



                                                          Three Months March 31,                  Nine Months March 31,
                                                        2005                2004                2005                2004
                                                   ---------------    ------------------   ---------------    ------------------

Revenue                                                  $ 65,176              $ 40,197         $ 127,139             $ 127,920

Cost of sales                                              39,215                     197,255     145,652               322,895

                                                   ---------------    ------------------   ---------------    ------------------
Gross profit (loss)                                        25,961              (157,028)           18,513              (194,975)
                                                   ---------------    ------------------   ---------------    ------------------

Operating expenses:
     General and administrative                         4,042,992             2,254,411         7,933,627             5,527,433
     Depreciation expense                                  30,769                77,481            77,849               216,941
                                                   ---------------    ------------------   ---------------    ------------------
       Total operating expense                          4,073,761             2,331,892         8,011,476            (5,744,374)
                                                   ---------------    ------------------   ---------------    ------------------

Loss from operations                                   (4,047,800)           (2,488,920)       (8,029,989)           (5,939,349)

     Interest expense                                      90,088                10,046           115,823               117,753
     Interest and other income                            (37,090)                  742           (53,820)                 (700)

                                                   ---------------    ------------------   ---------------    ------------------
Net loss                                               (4,100,798)           (2,499,708)       (8,091,992)           (6,056,402)

     Deemed Dividend on preferred stock                 7,909,960                     -        13,067,543                     -

                                                   ---------------    ------------------   ---------------    ------------------
Net loss attributable to common stockholders        $ (12,010,758)         $ (2,499,708)    $ (21,159,535)         $ (6,056,402)
                                                   ===============    ==================   ===============    ==================

Basic and diluted net loss available
 to common shareholders per share                         $ (4.06)              $ (0.85)          $ (7.16)              $ (2.06)

Weighted average number of shares outstanding           2,955,726             2,950,451         2,955,726             2,945,617

NOTE 3 - EQUITY

Following the rescission offer described in Note 4, Wherify sold a net 1,473,539 shares of Series C convertible preferred stock for $13,041,681.

In January 2005, the Board of Directors increased the number of authorized shares of Series C preferred stock to 4,200,000 shares, common stock to 12,000,000 shares, and Series A preferred stock to 1,143,756 shares.

From July 2004 through  March 2005,  Wherify  issued  shares of its  Convertible
Series C Preferred Stock at prices between $5.00 and $15.00 per share. These shares are convertible upon closing of the merger with IQ Biometrix and each common share will then be exchanged for 4.80 shares of IQ Biometrix common stock. The common stock was valued using Black-Scholes using the price of the IQ Biometrix common stock on the date the preferred stock was issued. The IQ
Biometrix stock ranged between $2.84 and $5.95 per share. The beneficial conversion feature related to the Wherify Series C Preferred shares was calculated at each issuance date by taking the total Wherify Series C shares sold and multiplying it by 4.80 (the conversion ratio to be used to convert Wherify shares into IQB shares) and then dividing that number of shares (total shares to be converted) into the total proceeds received for the Wherify Series C shares. This resulted in the conversion price. The conversion price was compared to IQB's common stock closing trading price on each issuance date. The difference between the conversion price and the common stock price on each issuance date was multiplied by the number of shares to be converted resulting in an intrinsic value of $13.07 million. This amount represents the beneficial conversion feature of the preferred stock and was deemed a dividend, but there is no net effect to the balance sheet or statement of stockholders deficit.

                                    EXHIBIT C

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

         The following Pro Forma financial statements of IQ Biometrix, Inc. and Wherify Wireless, Inc, set forth a post merger snapshot of the combined balance sheet at March 31, 2005 and statement of operations for the twelve months ended June 30, 2004 and the nine months ended March 31, 2005. The Pro Forma transactions presented are required by the merger agreement or by accounting principles to be completed upon the completion of the reverse acquisition. The transactions cover (i) the conversion of IQB convertible debentures outstanding at the time of the merger and required to be converted by the merger agreement,
(ii) the effect of the rescission offer completed by Wherify on April 11, 2005 and (iii) the accounting treatment of the goodwill generated by the reverse acquisition issuance of common stock.


                             Consolidated Pro Forma
                             Statement of Operations
                        Twelve Months Ended June 30, 2004
                                 (in thousands)

                                                                                    I          W            Adj.      Pro Forma
Revenue.................................................................          270          81             --          351
Cost of sales...........................................................          111         440             --          551
                                                                          ------------------------------------------------------
  Gross margin..........................................................          159        (359)            --         (200)
                                                                          ------------------------------------------------------
Operating expenses
  Selling expense.......................................................          374          --                         374
  General and administrative............................................        6,651       7,876                      14,527
  Research and development..............................................          172          --                         172
  Impairment............................................................           --          --         35,195 (2)   35,195
  Depreciation/amortization.............................................            4         249                         253
                                                                          ------------------------------------------------------
  Total operating expenses..............................................        7,201       8,125         35,195       50,521
                                                                          ------------------------------------------------------
Loss from operations....................................................       (7,042)     (8,484)       (35,195)     (50,721)
Interest expense........................................................        1,349         132            183(1)     1,664
Interest and other income...............................................           --         (19)            --          (19)
                                                                          ------------------------------------------------------
Net Loss                                                                       (8,391)     (8,597)       (35,378)     (52,366)
Deemed Dividend on preferred stock                                                         13,004                      13,004
                                                                          ------------------------------------------------------
Net loss attributable to common shareholders                                  $(8,391)   $(21,601)      $(35,378)    $(65,370)
                                                                          ======================================================

Basic and fully diluted net loss
 available to common shareholders per share                                   $ (1.53)   $  (7.32)                      (1.65)

Fully diluted shares outstanding                                                5,495       2,949                      39,705


(1) All investors who hold convertible debentures issued by IQB prior to July 1, 2004 will convert 100% of the outstanding principal and interest due under those debentures into IQB common stock immediately prior to the merger, which the investors have agreed to do. This will accelerate approximately $183,000 in debt discount and warrant expense.

(2) The Impairment is based on 8,819,681 shares to be issued to IQB at a closing price of $3.72 on June 30, 2004 and a shareholder deficit of $2.386 million on June 30, 2004. Until this merger, IQB's management deemed that IQB's product was significant and diligently pursued its business objectives although its financing was limited. With the merger of IQB with Wherify, the management of each company has agreed that the combined resources should be devoted exclusively to the development and sales of Wherify's products and not to IQB's products. IQB's contribution to this combined effort is their CEO's background in law enforcement and his government contacts. IQB's developed contacts and marketing methods wasn't able to successfully expand IQB's biometric identification software in the timeframe they needed, but the management of both companies believe that IQB's contacts and methods are appropriate for Wherify's products. Because IQB's liabilities exceed the recorded value of its assets and there are no identifiable intangible assets, the entire purchase price is allocated to goodwill. Due to the nominal value of IQB's business to the combined company, there is no substantiation for goodwill of $35.20 million and therefore all goodwill related to the business of IQB should not be capitalized, but written off immediately.

       The purchase price, other than the goodwill to be impaired, is allocated as follows (000's): Cash $7, Accounts Receivable $20, Inventory $1 , Prepaids $65, Fixed Assets (net) $5, Intangibles (net) $88, less Convertible notes payable $1,667, accounts payable $805, and a note payable $100. The remaining $35.20 million is allocated to goodwill. This purchase price allocation is preliminary and will be based on the book value of the assets and liabilities at the actual close of the merger. The book value is used because it represents the fair market value of the assets and liabilities used in the purchase price allocation.

                             Consolidated Pro Forma
                                  Balance Sheet
                                 March 31, 2005
                                 (in thousands)

                                                                                                 Adjustments
                                                                                                                           Pro Forma
                                                                              IQB        Wherify        Debit      Credit  Combined*
                                                                              ---        -------        -----      ------  --------
Assets
Current assets
  Cash & cash equivalents.......................................           $1,904         $9,072                (2) 2,215     8,761
  Accounts receivable...........................................               39             --                                 39

   Loan receivable..............................................               --            102                                102
  Inventory.....................................................               12             --                                 12
  Prepaid expenses..............................................               65             40                                105
                                                                    -----------------------------                         ----------
  Total current assets..........................................            2,020          9,214                              9,019
PP&E, net.......................................................                2            537                                539
Other assets....................................................               --            226                                226
Intellectual property, net......................................               55             --                                 55
                                                                    -----------------------------                         ----------
 Total assets...................................................           $2,077         $9,977                             $9,839
                                                                    =============================                         ==========

Liabilities and Stockholders' Deficit
Current liabilities
  Convertible notes payable to investors........................           $3,155           $ --       3,155(1)               $  --
  Accounts payable..............................................              159          5,305                              5,464
  Accrued liabilities to related party..........................               --          3,886                              3,886
  Note payable..................................................              100             --         100(1)                  --

  Committed/stock payable.......................................               --          2,215       2,215(2)                  --
  Accrued expenses..............................................              291            221         231(1)                 281
                                                                    -----------------------------                         ----------
  Total current liabilities.....................................            3,705         11,627                              9,631
                                                                    -----------------------------                         ----------
                                                                    -----------------------------                         ----------
Stockholders' deficit
Common stock and paid in capital................................           16,874            778            (1)     4,953
                                                                                                            (3)    58,247
                                                                                                      18,502(4)
                                                                                                            (5)    48,454    10,804
Preferred Stock Series A........................................               --          8,553       8,553(5)
Preferred Stock Series B........................................               --          5,137       5,137(5)
Preferred Stock Series C........................................               --         34,764      34,764(5)
Accumulated equity(deficit)                                               (18,502)       (50,882)           (4)    18,502
                                                                                                      58,247(3)
                                                                                                       1,467(1)              10,596)
                                                                    -----------------------------                         ----------
  Stockholders' equity(deficit).................................          (1,628)         (1,650)                               208
                                                                    ----------------------------------------------------------------
  Total liabilities and stockholders' equity (deficit)..........           $2,077         $9,977     $132,371     $132,371   $9,839
                                                                    ================================================================

(1) The merger agreement calls for the conversion of all IQB convertible debentures and interest just prior to closing of the merger. The debentures IQB issued on January 11, 2005 whose carrying value is net of unamortized warrant expense or purchase discount totaling approximately $1.5 million at March 31, 2005. The remaining unamortized discount and warrant expense was expensed on April 11, 2005 by IQB upon the conversion of the convertible debentures.

(2) Wherify rescission offer was completed on April 11, 2005. Eight investors requested a return of their investment plus accumulated interest totaling approximately $2.2 million, which includes interest of approximately $32,000 through March 31, 2005. Further information on this transaction can be found on page F-43 in the first paragraph under subsequent events.

(3) The impairment is based on 12,443,710 shares to be issued to IQB with a closing price of $4.55 on March 31, 2005 and a shareholder deficit of $1.628 million on March 31, 2005. Until this merger, IQB's management deemed that IQB's product was significant and diligently pursued its business objectives although its financing was limited. With the merger of IQB with Wherify, the management of each company has agreed that the combined resources should be devoted exclusively to the development and sales of Wherify's products and not to IQB's products. IQB's contribution to this combined effort is their CEO's background in law enforcement and his government contacts. IQB's developed contacts and marketing methods wasn't able to successfully expand IQB's biometric identification software in the timeframe they needed, but the management of both companies believe that IQB's contacts and methods are appropriate for Wherify's products. Because IQB's liabilities exceed the recorded value of its assets and there are no identifiable intangible assets, the entire purchase price is allocated to goodwill. Due to the nominal value of IQB's business to the combined company, there is no substantiation for goodwill of $58.25 million and therefore all goodwill related to the business of IQB should not be capitalized, but written off immediately.

         The purchase price, other than the goodwill to be impaired, is allocated as follows (000's): Cash $1,904, Accounts Receivable $39, Inventory $12 , Prepaids $65, Fixed Assets (net) $2, Intangibles (net) $55, less Convertible notes payable $3,155, accounts payable $450, and a note payable $100. The remaining $58.25 million is allocated to goodwill. This purchase price allocation is preliminary and will be based on the book value of the assets and liabilities at the actual close of the merger. The book value is used because it represents the fair market value of the assets and liabilities used in the purchase price allocation.

(4) As a result of reverse acquisition accounting, IQB's accumulated deficit of $18.5 million will be rolled into the combined company's initial common stock and paid in capital.

(5) Wherify preferred stock will be converted into common stock of the merged company.

                             Consolidated Pro Forma
                             Statement of Operations
                        Nine Months Ended March 31, 2005
                                 (in thousands)

                                                                         I             W            Adj.         Pro Forma
Revenue............................................................          269           127             --            396
Cost of sales  ....................................................           11           146             --            157
                                                                    ----------------------------------------------------------
  Gross margin.....................................................          258           (19)            --           (239)
                                                                    ----------------------------------------------------------
Operating expenses
  Selling expense..................................................          242            --                           242
  General and administrative.......................................        3,009         7,933                        10,942
  Research and development.........................................           20            --                            20
  Impairment.......................................................           --            --        58,247(3)       58,247
  Depreciation/amortization........................................           38            78                           116
                                                                    ----------------------------------------------------------
  Total operating expenses.........................................        3,309         8,011        58,247          69,567
                                                                    ----------------------------------------------------------
Loss from operations...............................................       (3,051)       (8,030)      (58,247)        (69,328)
Interest expense...................................................        2,179           116         1,467(1)        3,762
Interest and other income..........................................           --           (54)           --             (54)
                                                                    ----------------------------------------------------------
Net loss                                                                 (5,230)        (8,092)      (59,714)        (73,036)
Deemed Dividend on preferred stock                                            -         13,067                        13,067
                                                                    ----------------------------------------------------------
Net loss attributable to common shareholders                            $(5,230)       $(8,092)      $(72,781)      $(86,103)
                                                                    ==========================================================

Basic and diluted net loss available to common shareholders per share   $  (0.79)      $ (7.16)                     $  (1.51)

Fully diluted shares outstanding                                           6,617         2,956                         56,874